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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               THE LIMITED, INC.
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)
                         COMMON STOCK, $.50 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)
                                   53271610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SAMUEL P. FRIED
                      VICE PRESIDENT AND GENERAL COUNSEL
                               THE LIMITED, INC.
                             THREE LIMITED PARKWAY
                                P.O. BOX 16000
                             COLUMBUS, OHIO 43230
                           TELEPHONE: (614) 415-7000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                  COPIES TO:
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 450-4000

                                APRIL 15, 1996
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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              $1,651,925,476.00                                 $487,318.00

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 * Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. This amount assumes the acquisition by The Limited, Inc. of 54,161,491 shares of its common stock (based on an assumed exchange ratio of .805, approximately the mid-point of the exchange ratio range) for $30.50 per share, the average of the high and low trading prices of a share of such common stock as reported on the New York Stock Exchange Composite Tape on April 13, 1998.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:   $374,545.41
                           Registration
                           Statement on
 Form or Registration No.: Form S-4
                           of Abercrombie &
                           Fitch Co.
                           (No. 333-46423),
                           as amended on
                           April 2, 7, 9
                           and 14, 1998

 Filing Party: Abercrombie & Fitch Co.
               February 17, 1998, as
 Date Filed:   amended
               on April 2, 7, 9 and 14,
               1998

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

  This Schedule 13E-4 Issuer Tender Offer Statement (the "Statement") relates to an offer by The Limited, Inc., a Delaware corporation ("The Limited"), to exchange up to 43,600,000 shares of Class A common stock, par value $.01 per share (the "A&F Common Stock"), of Abercrombie & Fitch Co., which The Limited owns, for shares of common stock, par value $.50 per share (the "Limited Common Stock"), of The Limited upon the terms and subject to the conditions stated in the Offering Circular--Prospectus dated April 15, 1998 (the "Offering Circular--Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offering Circular-- Prospectus, constitute the "Exchange Offer").

  The Offering Circular--Prospectus and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1) and (a) (2), are incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is The Limited, Inc., a Delaware corporation, which has its principal executive offices at Three Limited Parkway, Columbus, Ohio 43230 (telephone number (614) 415-7000).

  (b) The information set forth on the front cover page of the Offering Circular--Prospectus and in the section thereof entitled "The Exchange Offer-- Terms of the Exchange Offer" is incorporated herein by reference. With respect to whether any shares of Limited Common Stock will be purchased from any officer, director or affiliate of The Limited, the information set forth in paragraph five of the section of the Offering Circular--Prospectus entitled "The Transactions--Background and Purpose" is incorporated herein by reference.

  (c) The information set forth in the section of the Offering Circular-- Prospectus entitled "Market Prices, Trading and Dividend Information" is incorporated herein by reference.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The consideration being offered by The Limited in exchange for the shares of Limited Common Stock is up to 43,600,000 shares of A&F Common Stock owned by The Limited. Holders of shares of Limited Common Stock who will be entitled to receive a fractional share of A&F Common Stock will be paid cash in lieu of such fractional share. The information set forth in the sections of the Offering Circular--Prospectus entitled "The Exchange Offer--Terms of the Exchange Offer" and "The Exchange Offer--Exchange of Shares of Limited Common Stock" is incorporated herein by reference.

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(c) The information set forth in the section of the Offering Circular-- Prospectus entitled "The Transactions--Background and Purpose", "The Transactions--Effects" and "The Exchange Offer--Terms of the Exchange Offer" is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the section of the Offering Circular-- Prospectus entitled "Capitalization" and "Unaudited Pro Forma Consolidated Financial Statements--The Limited" is incorporated herein by reference.

  (f) The information set forth in the section of the Offering Circular-- Prospectus entitled "Relationship Between The Limited And A&F" is incorporated herein by reference.

  (g)-(j) Not applicable.

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

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Except as set forth in Schedule A to the Offering Circular--Prospectus which is incorporated herein by reference, no transaction with respect to the shares of Limited Common Stock was effected during the period of 40 business days prior to the date hereof by The Limited, or to The Limited's knowledge, its directors or executive officers, or any of the directors or executive officers of any of its subsidiaries, or any associate or subsidiary of any such person (including any director or executive officer of any such subsidiary).

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in section of the Offering Circular--Prospectus entitled "The Transactions--Background and Purpose", "The Transactions-- Effects", "The Exchange Offer--Terms of the Exchange Offer" and "Executive Compensation for the Limited" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in section of the Offering Circular--Prospectus entitled "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a) The financial information set forth in the section of the Offering Circular--Prospectus entitled "Consolidated Financial Statements of The Limited" is incorporated herein by reference.

  (b) The pro forma data set forth in the section of the Offering Circular-- Prospectus entitled "Capitalization" and "Unaudited Pro Forma Consolidated Financial Statements-The Limited" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) The information set forth in the section of the Offering Circular-- Prospectus entitled "Relationship Between The Limited And A&F" is incorporated herein by reference.

  (b) The information set forth in the section of the Offering Circular-- Prospectus entitled "The Transactions--Regulatory Approvals" is incorporated herein by reference.

  (c) Not applicable.

  (d) Not applicable.

  (e) Additional information with respect to the Exchange Offer and related matters is included throughout the Offering Circular--Prospectus and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively, and which are incorporated herein by reference in their entirety. The Limited is not aware of any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the applicable law. However, The Limited reserves the right to exclude holders in any jurisdiction in which it is asserted that the Exchange Offer cannot lawfully be made. So long as The Limited makes a good faith effort to comply with any state law deemed applicable to the Exchange Offer, if it cannot do so, The Limited believes that the exclusion of holders residing in such state(s) is permitted under Rule 13e-4 (f) (9) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offering Circular--Prospectus dated April 15 , 1998.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

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

(a)(4) Letter from Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in the Letter of Transmittal to be filed as Exhibit (a) (2) hereto).

(a)(7) Form of Letter from the Savings and Retirement Plan Administrative Committee of The Limited, Inc.

(a)(8) Notice To Participants in the Savings and Retirement Plan of The Limited, Inc.

(a)(9) Questions and Answers on Savings and Retirement Plan Tender Rights and Procedures.

(a)(10) Form of Notice To Participants in the Stock Purchase Plan of The Limited, Inc.

(a)(11) Form of Summary Advertisement.

(b)   Not applicable.

(c)   Not applicable.

(d)   Not applicable.

(e)   See Exhibit (a) (1) above.

(f)   Not applicable.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Limited, Inc.

                                          By:     /s/ Kenneth B. Gilman
                                            _________________________________
                                                    Kenneth B. Gilman
                                                    Vice Chairman and
                                               Chief Administrative Officer

Dated: April 15, 1998

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               DESCRIPTION
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
 (a) (1)  Offering Circular-Prospectus dated April 15, 1998.
 (a) (2)  Letter of Transmittal.
 (a) (3)  Notice of Guaranteed Delivery.
 (a) (4)  Letter from Dealer Managers to Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
 (a) (5)  Letter To Clients from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
 (a) (6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9 (included in the Letter of Transmittal to be filed as Exhibit (a) (2) hereto).
 (a) (7)  Form of Letter from the Savings and Retirement Plan Administrative
          Committee of The Limited, Inc.
 (a) (8)  Notice To Participants in the Savings and Retirement Plan of The
          Limited, Inc.
 (a) (9)  Questions and Answers on Savings and Retirement Plan Tender Rights
          and Procedures.
 (a) (10) Form of Notice To Participants in the Stock Purchase Plan of The
          Limited, Inc.
 (a) (11) Form of Summary Advertisement.
 (b)      Not applicable.
 (c)      Not applicable.
 (d)      Not applicable.
 (e)      See Exhibit (a) (1) above.
 (f)      Not applicable.

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